UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant’s name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

March 12, 2008

Item 3.	News Release

The News Release dated March 12, 2008 was disseminated via Marketwire Canadian and U.S.Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced the receipt of the first resource estimate for the Heruga discovery in southern Mongolia. Heruga is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55 grams per tonne (“g/t”) gold and 142 parts per million (“ppm”) molybdenum for a copper equivalent* grade of 0.91%, using a 0.60% copper equivalent* cut-off grade. (*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.)

Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Drilling is being conducted by partner and project operator, Ivanhoe Mines Ltd.

The Company also announced that Ivanhoe Mines has expended over US$27.5 million thereby reaching the threshold to earn a 60% participating interest in the approximately 40,000 hectares of Entrée’s Lookout Hill property covered by the agreement. Ivanhoe Mines has advised Entrée that it intends to continue earning in, therefore a joint venture has not been formed at this time.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Heruga deposit is situated within the Company’s Javhlant exploration licence, in southern Mongolia, immediately south of Ivanhoe Mines’ Oyu Tolgoi copper and gold deposit. Results from drilling have been released over the last several months, most recently on February 26, 2008.

Heruga is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55 grams per tonne (“g/t”) gold and 142 parts per million (“ppm”) molybdenum for a copper equivalent* grade of 0.91%, using a 0.60% copper equivalent* cut-off grade. (*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.)

Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Drilling is being conducted by partner and project operator, Ivanhoe Mines Ltd.

Thirty four drill holes (including daughter holes) on nine sections spaced at 150-to-300-metre intervals for a combined strike length of 1,800 metres have been used in the resource estimate. The deposit is open to the south, east and north, with three rigs currently operating.

A table outlining the inferred resource was provided and is available on the company website.

The Company also announced that Ivanhoe Mines has expended over US$27.5 million thereby reaching the threshold to earn a 60% participating interest in the approximately 40,000 hectares of Entrée’s Lookout Hill property covered by the agreement. Ivanhoe Mines has advised Entrée that it intends to continue earning in, therefore a joint venture has not been formed at this time.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President & CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 12th day of March, 2008.

SCHEDULE “A”

ENTRÉE ANNOUNCES 8 BILLION POUND COPPER AND

13 MILLION OUNCE GOLD INFERRED RESOURCE

AT HERUGA

Vancouver, B.C., March 12, 2008 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has received the first resource estimate prepared for the Heruga copper, gold, and molybdenum deposit. Heruga is estimated to contain an inferred resource of 760 million tonnes grading 0.48% copper, 0.55 grams per tonne (“g/t”) gold and 142 parts per million (“ppm”) molybdenum for a copper equivalent* grade of 0.91%, using a 0.60% copper equivalent* cut-off grade, see Table 1 below. Based on these figures, the Heruga deposit is estimated to contain at least eight billion pounds of copper and 13.4 million ounces of gold. Drilling is being conducted by partner and project operator, Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”).

The Heruga deposit is situated within the Company’s Javhlant exploration licence, in southern Mongolia, immediately south of Ivanhoe Mines’ Oyu Tolgoi copper and gold deposit. Results from drilling have been released over the last several months, most recently on February 26, 2008.

Greg Crowe, President and CEO of Entrée commented, “This initial resource estimate at Heruga further highlights the developing potential of this deposit. Heruga remains open and contains significantly higher gold grades in addition to hosting potentially economic concentrations of molybdenum in comparison to other deposits in the Oyu Tolgoi –Shivee Tolgoi mineralized corridor. The discovery of this deposit also attests to the potential of the remaining Entrée-Ivanhoe earn-in agreement area that has yet to be explored by deep drilling.”

TABLE 1. HERUGA INFERRED RESOURCE - MARCH 2008

Cut-off	Tonnage	Cu	Au	Mo	Cu Eq*	Contained Metal
CuEq %	1000’s (t)%		g/t	ppm	%	Cu (‘000 lb)	Au (‘000 oz.)	CuEq (‘000 lb)
>1.50	30,000	0.63	1.80	126	1.85	390,000	1,600	1,220,000
>1.25	80,000	0.59	1.39	124	1.54	970,000	3,400	2,710,000
>1.00	210,000	0.57	0.97	145	1.26	2,570,000	6,400	5,840,000
>0.90	300,000	0.55	0.84	150	1.16	3,600,000	8,000	7,700,000
>0.80	430,000	0.53	0.72	152	1.07	5,000,000	9,900	10,120,000
>0.70	590,000	0.51	0.62	148	0.98	6,590,000	11,700	12,750,000
>0.60	760,000	0.48	0.55	142	0.91	8,030,000	13,400	15,190,000
>0.50	930,000	0.45	0.50	135	0.84	9,220,000	14,900	17,270,000
>0.40	1,160,000	0.41	0.45	123	0.76	10,500,000	16,700	19,530,000
>0.30	1,420,000	0.37	0.40	111	0.69	11,670,000	18,200	21,530,000

*Copper Equivalent estimated using $1.35/pound (“lb”) copper (“Cu”), $650/ounce (“oz”) gold (“Au”) and $10/lb molybdenum (“Mo”). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.

Thirty four drill holes (including daughter holes) on nine sections spaced at 150-to-300-metre intervals for a combined strike length of 1,800 metres have been used in the resource estimate. The deposit is open to the south, east and north, with three rigs currently operating.

Drill maps from the Heruga deposit are posted on Entrée’s web site at www.entreegold.com and Ivanhoe Mines’ website at www.ivanhoemines.com.

Earn-In Progress

Entrée has been notified by Ivanhoe Mines that it has expended in excess of US$27.5 million on the exploration of the Entrée-Ivanhoe Mines earn-in agreement area, thereby reaching the threshold to earn a 60% participating interest in the approximately 40,000 hectares of Entrée’s Lookout Hill property covered by the agreement. Ivanhoe Mines has advised Entrée that it intends to continue earning in, therefore a joint venture has not been formed at this time.

Quality Assurance and Quality Control

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Exploration Manager, and Stephen Torr, P. Geo., Ivanhoe Mines’ Chief Resource Geologist,, all qualified persons as defined by National Instrument 43-101 (“NI 43-101”), supervised the preparation of the information in this release.

John Vann, Principal and Director and Scott Jackson, Principal and Director of Quantitative Group from Perth, Australia, performed an independent audit at the Oyu Tolgoi site on Ivanhoe’s exploration practices and resource estimation parameters and found them to be in line with industry best practices.

SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

An independent NI 43-101 compliant technical report supporting the resource estimate on the Heruga deposit is currently being prepared and will be available shortly on SEDAR at www.sedar.com.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Most notably, the Company is a large landholder in Mongolia, where it holds three exploration licences that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property. Lookout Hill completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett deposit and the newly discovered Heruga deposit.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe Mines has the right to earn an interest in approximately 40,000 hectares of Entrée’s Lookout Hill property. Details of the Earn-In Agreement are available on Entrée’s website at www.entreegold.com and on SEDAR at www.sedar.com. The Hugo North Extension on Lookout Hill, identified through drilling conducted by Ivanhoe Mines as part of the Earn-In Agreement, contains an indicated resource of 117 million tonnes averaging 1.8% copper and 0.61 g/t gold for a copper equivalent grade of 2.19%. The contained metal in this indicated resource is estimated at 4.6 billion pounds of copper and 2.3 million ounces of gold. An additional inferred resource for this area is estimated at 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold for a copper equivalent grade of 1.35%, containing 2.4 billion pounds of copper and 950,000 ounces of gold. Both the indicated and inferred resources use a 0.6% copper equivalent cut-off grade. No consideration was made for metallurgical recoveries. The “Lookout Hill Project, Mongolia, NI 43-101 Technical Report” dated March 29, 2007, which supports the resources estimate on the Hugo North Extension, is available on SEDAR at www.sedar.com.

The Company continues to explore its large landholdings in Mongolia as well as evaluating new opportunities throughout the region and elsewhere in Asia. Entrée plans to explore the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade. In North America, the Company is exploring for copper-molybdenum porphyry systems in the southwest USA. The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.

Ivanhoe Mines and Rio Tinto are major shareholders of Entrée, holding approximately 15% and 16% of issued and outstanding shares respectively.

FURTHER INFORMATION

Mona Forster, VP & Corporate Secretary Entrée Gold Inc. Tel: 604-687-4777 E-mail: mforster@entreegold.com	Primoris Group Tel: 866-368-7330 Email: info@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date March 13, 2008
By: /s/ Mona Forster Mona Forster VP & Corporate Secretary